Exhibit 20


Editorial Contact:                           Investor Relations Contact:
Scott Allen                                  Mike Cortright
(949) 483-6849                               (949) 483-6773
scott.allen@conexant.com                     investor.relations@conexant.com


                   CONEXANT TO SEPARATE INTO TWO INDEPENDENT
               COMMUNICATIONS SEMICONDUCTOR COMPANIES FOCUSED ON
                INTERNET INFRASTRUCTURE AND PERSONAL NETWORKING
                                  APPLICATIONS

Initial Public Offering of Internet Infrastructure Company Targeted for January 2001

NEWPORT BEACH, CALIF., Sept. 13, 2000 - Conexant Systems, Inc. (NASDAQ: CNXT) today announced that its board of directors has approved a plan to separate Conexant into two independent communications semiconductor companies in order to focus its broad product and technology portfolio on two major market segments of the rapidly growing communications semiconductor industry.

         One company, comprised of Conexant's current Network Access Division, will focus on providing complete semiconductor and software solutions for manufacturers of Internet infrastructure equipment. The second company will concentrate on personal networking applications by delivering semiconductor systems solutions to manufacturers of products for mobile communications and the broadband digital home. The second company will include Conexant's four other product divisions: wireless communications, digital infotainment, personal imaging, and personal computing.

         Conexant intends to spin off the Internet infrastructure business as an independent public company through a two-step process. The first step will consist of an initial public offering of stock in the new company targeted for January 2001. This will be followed within six months by a tax-free distribution of the remaining shares to Conexant shareowners. Completion of the spin-off is conditional upon receiving an IRS ruling that it will qualify as a tax-free distribution.

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         "The creation of two strong communications semiconductor companies focused on the Internet infrastructure and personal networking markets is a strategic milestone for Conexant," said Dwight W. Decker, Conexant chairman and chief executive officer. "Over the past five years, we have successfully focused our efforts and investments on building these two leadership businesses. Today, they are quite different, characterized by distinct sets of both customers and competitors. We believe that separating our Internet infrastructure and personal networking businesses into two independent entities will allow each company to sharpen its customer focus, enhance its competitive position, and realize its full growth potential.

         "Our Internet infrastructure business has grown 100 percent per year over the past two years and is currently delivering gross margins of approximately 65 percent," Decker continued. "In the past eight months, we have augmented our strong internal product portfolio development with six acquisitions to build an Internet infrastructure powerhouse capable of approaching $1 billion in revenues over the next calendar year.

         "The personal networking company will continue its focus on high volume, high-growth opportunities with breakthrough solutions for DSL and cable modems, digital set-top boxes, and accelerating diversification from CDMA to GSM and TDMA digital cellular handsets," Decker said. "Over the past two years, this business has more than doubled its shipments of personal networking products. This year alone, it will bring the power of mobile communications and the Internet to more than 200 million people worldwide."

         The new Internet infrastructure company will be fabless, while the personal networking company will retain Conexant's process technology and manufacturing assets. The two companies will enter into a multi-year technology and marketing alliance in order to continue Conexant's strategy of providing differentiated end-to-end connectivity solutions that leverage the shared communications link between the edge of the Internet and personal networking products. Additional details concerning the separation, including the management and board of directors of each company and which company will retain the Conexant name, will be announced in the coming months.

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

THE NEW INTERNET INFRASTRUCTURE COMPANY

         Internet infrastructure product sales are expected to exceed $550 million in Conexant's current fiscal year, ending Sept. 29, 2000, accounting for approximately 30 percent of total company revenues. The Internet infrastructure business offers a complete portfolio of semiconductor and software solutions ranging from physical-layer access devices at the edge of the Internet up through switch fabric and network processor products for the high-speed optical core.

         Products for the Internet infrastructure are grouped into three high-growth areas: wide area network (WAN) transport, multi-service access, and broadband access. Solutions for WAN transport focus on packet-based optical networks by providing a complete range of physical-layer transceivers, ATM products, and network processors. The multi-service access business includes a comprehensive family of multi-service carrier IP gateway products with industry-leading voice over IP solutions. The broadband access portfolio offers one of the industry's broadest lines of symmetrical and asymmetrical DSL solutions.

         Internet infrastructure customers include tier-one manufacturers of Internet infrastructure equipment such as Cisco Systems, Lucent Technologies, Nortel Networks, and Alcatel; as well as emerging leaders such as Juniper Networks, Redback Networks, and Sycamore Networks.

THE NEW PERSONAL NETWORKING COMPANY

         Personal networking product sales are expected to exceed $1.5 billion in Conexant's current fiscal year and account for approximately 70 percent of total company revenues. The personal networking company will focus on delivering integrated semiconductor and software solutions for mobile communications and the broadband digital home.

         The personal networking company's product portfolio will address high-growth markets including broadband cable and DSL modems, home networking, and digital cable and satellite set-top box solutions. Products for home and small-office applications include digital imaging and video devices, and data and facsimile modems. Mobile

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communications solutions comprise one of the industry's broadest wireless product offerings for CDMA, GSM, and TDMA digital cellular handsets, and include power amplifiers, radio frequency subsystems and complete systems.

         The personal networking company will continue to benefit from the ability to leverage common product feature sets, marketing and sales channels, and high-volume manufacturing capabilities across its personal networking communications products.

         Personal networking customers include the leading manufacturers of mobile and broadband access communications devices, personal computers, and Internet gaming consoles, such as Ericsson, Nokia, Samsung, Hughes, Echostar Communications, Compaq Computer, Dell Computer, Hewlett-Packard, Canon, Sharp, Nintendo, Sega, and Sony.

NOTE TO ANALYSTS, EDITORS AND INVESTORS

         A conference call regarding this announcement will take place Wednesday, Sept. 13, 2000, at 2:30 p.m. PDT, 5:30 p.m. EDT. To listen to the conference call via phone, please call (800) 680-9685 (domestic) or (334) 323-9854 (international); security code: Conexant. Playback of the conference call will begin at 4:30 p.m. PDT on Wednesday, Sept. 13 and end at 4:30 p.m. PDT on Friday, Sept. 15. The replay will be available by calling (800) 858-5309 (domestic) or (334) 260-0890 (international) access code: 40021, passcode:
64657.

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

SAFE HARBOR STATEMENT

This press release contains statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks and uncertainties relating to the proposed separation of the company's Internet infrastructure business, including the impact of the proposed separation on the results of operations and the competitive positions of the Internet infrastructure and personal networking businesses; the impact of the proposed separation on the company's stock price and its relationships with customers and employees; the company's ability to retain and motivate key employees; the potential for business disruption; the tax consequences of the proposed separation to the company and its shareowners; the risks that the proposed separation may not be completed in a timely manner or at all; and other risks and uncertainties, including: global and regional market conditions, including, but not limited to, the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability and extent of utilization of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; fluctuations in manufacturing yields; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the successful implementation of the company's acquisition and diversification strategies; labor relations of the company, its customers and suppliers; and the uncertainties of litigation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Other brands and names contained in this release are the property of their respective owners.

ABOUT CONEXANT SYSTEMS, INC.

With a revenue run-rate of approximately $2 billion per year, based on the most recently completed quarter, Conexant is the world's largest independent company focused exclusively on providing semiconductor solutions for communications electronics. With more than 30 years of experience in developing communications technology, the company draws upon its expertise in mixed-signal processing to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. The company aligns its business into five product platforms: Network Access, Wireless Communications, Digital Infotainment, Personal Imaging, and Personal Computing. Conexant is a member of the S&P 500 and Nasdaq-100 Indices. For more information, visit Conexant at www.conexant.com.

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